# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 05/15/2026
Amends the filing with accession number 0001763409-26-000001
Filed by CIK 0001763409
Persons authorized to receive notices and communications: Emily M. Teran, c/o Cynosure Group, LLC, 111 S. Main Street, Suite 2350, Salt Lake City, Utah (UT), 84111, 801-521-3100

## Reporting persons
- Cynosure Group, LLC (CIK 0001763409): type of reporting person: investment adviser (IA); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 0; shared voting power 21,831,316; sole dispositive power 0; shared dispositive power 21,831,316; aggregate amount beneficially owned 21,831,316 (52.6% of the class)
  Comment: The number in Rows (8), (10) and (11) consists of (a) 2,035,904 shares of Class A Common Stock, comprised of (i) 1,916,012 shares of Class A Common Stock held by Cynosure Partners III Offshore, LP and (ii) 119,892 shares of Class A Common Stock held by Cynosure Partners III, LP and (b) 19,795,412 shares of Class A Common Stock issuable upon the conversion of an equal number of limited liability company units ("LLC Units") of Black Rock Coffee Holdings, LLC, a Delaware limited liability company and subsidiary of the Issuer, on a one-for-one basis, and forfeiture of a corresponding number of shares of Class B Common Stock, comprised of (i) 3,514,041 shares of Class B Common Stock held by Cynosure Partners 2020, LP, (ii) 260,660 shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP, (iii) 660,106 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members), (iv) 1,247,093 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members), and (v) 14,113,512 shares of Class B Common Stock held by Cynosure Partners III, LP. The Cynosure Group, LLC, is the manager for, and has sole voting and investment power with respect to, the shares of Class A and Class B Common Stock held by the Reporting Persons.
  The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A common stock outstanding plus 19,795,412 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by the Reporting Persons.
- Cynosure Partners 2020, LP (CIK 0001826569): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,514,041; sole dispositive power 0; shared dispositive power 3,514,041; aggregate amount beneficially owned 3,514,041 (13.9% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 3,514,041 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020, LP.
- Cynosure Partners 2020 PV, LP (CIK 0001840055): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 260,660; sole dispositive power 0; shared dispositive power 260,660; aggregate amount beneficially owned 260,660 (1.2% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 260,660 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP.
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 660,106; sole dispositive power 0; shared dispositive power 660,106; aggregate amount beneficially owned 660,106 (3% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 660,106 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series A members.
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,247,093; sole dispositive power 0; shared dispositive power 1,247,093; aggregate amount beneficially owned 1,247,093 (5.4% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 1,247,093 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series B members.
- Cynosure Partners III, LP (CIK 0001951018): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,233,404; sole dispositive power 0; shared dispositive power 14,233,404; aggregate amount beneficially owned 14,233,404 (39.8% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 14,113,512 shares of Class A Common Stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners III, LP.
- Cynosure Partners III Offshore, LP (CIK 0002050077): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,916,012; sole dispositive power 0; shared dispositive power 1,916,012; aggregate amount beneficially owned 1,916,012 (8.8% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Comment: Explanatory Note: This Amendment to the Schedule 13D amends the initial Schedule 13D filed with the Securities and Exchange Commission on May 21, 2026 (the "Initial Filing") to correct a calculation error and add conformed signatures to the Joint Filing Agreement previously filed as an exhibit to the Initial Filing. No other content of the Initial Filing has been changed.

## Signatures
- Cynosure Group, LLC: /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners 2020, LP: /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners 2020 PV, LP: /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners III, LP: /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)
- Cynosure Partners III Offshore, LP: /s/ Andrew Braithwaite, Authorized Signatory (05/22/2026)